SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

SHORE BANCSHARES, inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

825107105
(CUSIP Number)

December 31, 2021
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 825107105	13G	Page 1 of 6 Pages

1	Name of Reporting Person I.R.S. IDENTIFICATION No. (Entities Only) Alan J. Hyatt
2

Check the appropriate box if a member of a group

(a) ☐

(b) ☒

*This Reporting Person is part of a “Control Group” as previously determined by the former Office of Thrift Supervision but does not affirm the existence of such a group.

3	SEC use only
4	Citizenship or Place of Organization USA
Number OF Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 214,596(1)(3)
	6	Shared Voting Power 1,537,771(2)(4)
	7	Sole Dispositive Power 214,596(1)(3)
	8	Shared Dispositive Power 1,537,771(2)(4)
9	Aggregate Amount Beneficially Owned by each Reporting Person 1,759,970
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☒
11	Percent of Class Represented by Amount in Row (9) 8.9%(5)
12	Type of Reporting Person IN

(1)Includes 214,229 shares owned by Mr. Hyatt, including 94,819 ESOP shares, rounded to nearest whole number.

(2)Includes 849,691 shares jointly owned by Mr. Hyatt and his wife.

(3)Includes 7,603 shares held by a company of which Mr. Hyatt is a general partner.

(4)Includes 688,080 shares held by Trusts for which Mr. Hyatt is co-trustee.

(5)Based on 19,807,533 shares outstanding in December, 2021.

CUSIP No. 825107105	13G	Page 2 of 6 Pages

1	Name of Reporting Person I.R.S. IDENTIFICATION No. (Entities Only) Sharon G. Hyatt
2

Check the appropriate box if a member of a group

(a) ☐

(b) ☒

*This Reporting Person is part of a “Control Group” as previously determined by the former Office of Thrift Supervision but does not affirm the existence of such a group.

3	SEC use only
4	Citizenship or Place of Organization USA
Number OF Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 4,802(1)
	6	Shared Voting Power 849,691(2)
	7	Sole Dispositive Power 4,802(1)
	8	Shared Dispositive Power 849,691(2)
9	Aggregate Amount Beneficially Owned by each Reporting Person 854,493
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☒
11	Percent of Class Represented by Amount in Row (9) 4.3%(3)
12	Type of Reporting Person IN

(1)Includes 4,802 shares owned by Ms. Hyatt.

(2)Includes 849,691 shares jointly owned by Ms. Hyatt and her husband.

(3)Based on 19,807,533 shares outstanding in December, 2021.

CUSIP No. 825107105	13G	Page 3 of 6 Pages

1	Name of Reporting Person I.R.S. IDENTIFICATION No. (Entities Only) Jo Ann Hyatt Modlin
2

Check the appropriate box if a member of a group

(a) ☐

(b) ☒

*This Reporting Person is part of a “Control Group” as previously determined by the former Office of Thrift Supervision but does not affirm the existence of such a group.

3	SEC use only
4	Citizenship or Place of Organization USA
Number OF Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 745,142(1) (2)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 745,142(1) (2)
9	Aggregate Amount Beneficially Owned by each Reporting Person 745,142
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 3.8%(3)
12	Type of Reporting Person IN

(1)Includes 56,406 shares jointly owned by Ms. Modlin and her husband.

(2)Includes 688,080 shares held by Trusts for which Ms Modlin is co-trustee.

(3)Based on 19,807,533 shares outstanding in December, 2021.

CUSIP No. 825107105	13G	Page 4 of 6 Pages

Item 1. Security and Issuer.

(a)	Name of Issuer: Shore Bancshares, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

18 East Dover Street, Easton, MD 21601

Item 2. Identity and Background.

(a)	Name of Person Filing: Alan J. Hyatt and Sharon G. Hyatt. The Hyatts are husband and wife.

Jo Ann Hyatt Modlin is Alan J. Hyatt's sister.

(b)	Address of Principal Business Office or, if none, Residence:

Alan J. Hyatt and Sharon G. Hyatt, 200 Westgate Circle, Suite 200, Annapolis, Maryland 21401

Ann Hyatt Modlin, 200 Westgate Circle, Suite 200, Annapolis, Maryland 21401

(c)	Citizenship: USA

(d)	Title and Class of Securities

Common stock, par value $0.01 per share

(e)	CUSIP Number: 825107105

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable

Item 4. Ownership

For more information, see the responses to attached corresponding cover pages.

(a)	Amount beneficially owned:	1,759,970
(b)	Percent of class:	8.9%
(c)	Number of shares as to which such person has:

By Alan J. Hyatt			By Sharon G. Hyatt			By Jo Ann Hyatt Modlin
(a)	1,759,970		(a)	854,493		(a)	745,142
(b)	8.9%		(b)	4.3%		(b)	3.8%
(c) (1)	(i)	214,596	(c)	(i)	4,802	(c)	(i)	0
	(ii)	1,537,771		(ii)	849,691		(ii)	745,142
	(iii)	214,596		(iii)	4,802		(iii)	0
	(iv)	1,537,771		(iv)	849,691		(iv)	745,142

(1) Item (c) referenced:

(i)	Sole power to vote or direct the vote.
(ii)	Shared power to vote or direct the vote
(iii)	Sole power to dispose or to direct the disposition
(iv)	Shared power to dispose or to direct the disposition

Item 5. Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.

CUSIP No. 825107105	13G	Page 5 of 6 Pages

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company:

Not Applicable.

Item 8. Identification and Classification of Members of the Group:

Not Applicable.

Item 9. Notice of Dissolution of Group:

Not Applicable.

Item 10. Certification

Not Applicable.

CUSIP No. 825107105	13G	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

February 14, 2022

/s/Alan J. Hyatt
Alan J. Hyatt

/s/ Sharon G. Hyatt
Sharon G. Hyatt

/s/ Jo Ann Hyatt Modlin
Jo Ann Hyatt Modlin

Exhibit A

AGREEMENT RELATING TO JOINT FILING OF SCHEDULE 13G

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of Severn Bancorp, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an Exhibit to such Schedule 13G.

This Agreement and the filing of the Schedule 13G shall not be construed to be an admission that any of the undersigned is a member of a "group" consisting of one or more of such persons pursuant to Section 13(g) of the Securities Exchange Act of 1934, as amended and the rules thereunder.

February 14, 2022

/s/ Alan J. Hyatt
Alan J. Hyatt

/s/ Sharon G. Hyatt
Sharon G. Hyatt

/s/ Jo Ann Hyatt Modlin
Jo Ann Hyatt Modlin